Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 20, 2025

Reference is made to the circular (the “Circular”) of Bilibili Inc. (the “Company”) incorporating, amongst others, the notice of the annual general meeting of the Company (the “Annual General Meeting”) dated April 11, 2025 (the “Notice”). Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The board (the “Board”) of directors (the “Directors”) of the Company is pleased to announce that at the Annual General Meeting held on June 20, 2025, all the proposed resolutions as set out in the Notice were taken by poll. The poll results in respect of the resolutions proposed at the Annual General Meeting are as follows:

Resolutions			Number of Votes Cast (%)			Total Number of Votes Cast	Total Number of Voting Shares
			For	Against	Abstain
1.	As an ordinary resolution: THAT the audited consolidated financial statements of the Company and the reports of the directors and auditor of the Company for the year ended December 31, 2024 be received	Class Z Ordinary Shares	202,088,176 (99.437194%)	42,315 (0.020821%)	1,101,486 (0.541985%)	203,231,977	203,231,977
		Class Y Ordinary Shares	823,662,140 (100.000000%)	0 (0.000000%)	0 (0.000000%)	82,366,214	823,662,140
		Total Number (Class Z & Class Y)	1,025,750,316 (99.888615%)	42,315 (0.004121%)	1,101,486 (0.107264%)	285,598,191	1,026,894,117

Resolutions			Number of Votes Cast (%)			Total Number of Votes Cast	Total Number of Voting Shares
			For	Against	Abstain
2.	As an ordinary resolution: THAT Ni Li be re-elected to serve as a director until the 2028 annual general meeting of shareholders and until her successor is duly elected and qualified, subject to her earlier resignation or removal	Class Z Ordinary Shares	202,466,948 (99.638204%)	663,044 (0.326298%)	72,133 (0.035498%)	203,202,125	203,202,125
		Class Y Ordinary Shares	823,662,140 (100.000000%)	0 (0.000000%)	0 (0.000000%)	82,366,214	823,662,140
		Total Number (Class Z & Class Y)	1,026,129,088 (99.928406%)	663,044 (0.064569%)	72,133 (0.007025%)	285,568,339	1,026,864,265
3.	As an ordinary resolution: THAT Yi Xu be re-elected to serve as a director until the 2028 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal	Class Z Ordinary Shares	201,608,008 (99.215016%)	1,521,807 (0.748909%)	73,306 (0.036075%)	203,203,121	203,203,121
		Class Y Ordinary Shares	823,662,140 (100.000000%)	0 (0.000000%)	0 (0.000000%)	82,366,214	823,662,140
		Total Number (Class Z & Class Y)	1,025,270,148 (99.844662%)	1,521,807 (0.148199%)	73,306 (0.007139%)	285,569,335	1,026,865,261
4.	As an ordinary resolution: THAT Feng Li be re-elected to serve as an independent director until the 2028 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal	Class Z Ordinary Shares	181,540,861 (89.340920%)	21,581,915 (10.621015%)	77,349 (0.038065%)	203,200,125	203,200,125
		Class Y Ordinary Shares	82,366,214 (100.000000%)	0 (0.000000%)	0 (0.000000%)	82,366,214	82,366,214
		Total Number (Class Z & Class Y)	263,907,075 (92.415330%)	21,581,915 (7.557584%)	77,349 (0.027086%)	285,566,339	285,566,339

Resolutions			Number of Votes Cast (%)			Total Number of Votes Cast	Total Number of Voting Shares
			For	Against	Abstain
5.	As an ordinary resolution: THAT authorize the Board to fix the remuneration of the directors	Class Z Ordinary Shares	201,306,700 (99.069278%)	1,780,962 (0.876467%)	110,245 (0.054255%)	203,197,907	203,197,907
		Class Y Ordinary Shares	823,662,140 (100.000000%)	0 (0.000000%)	0 (0.000000%)	82,366,214	823,662,140
		Total Number (Class Z & Class Y)	1,024,968,840 (99.815826%)	1,780,962 (0.173438%)	110,245 (0.010736%)	285,564,121	1,026,860,047
6.	As an ordinary resolution: THAT PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP be re-appointed as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2025	Class Z Ordinary Shares	150,877,669 (74.249943%)	52,254,393 (25.715441%)	70,341 (0.034616%)	203,202,403	203,202,403
		Class Y Ordinary Shares	82,366,214 (100.000000%)	0 (0.000000%)	0 (0.000000%)	82,366,214	82,366,214
		Total Number (Class Z & Class Y)	233,243,883 (81.677001%)	52,254,393 (18.298367%)	70,341 (0.024632%)	285,568,617	285,568,617
7.	As an ordinary resolution: THAT a general mandate be granted to the directors to issue, allot, and deal with additional Class Z ordinary shares of the Company (including any sale or transfer of treasury shares out of treasury) not exceeding 20% of the total number of issued Shares of the Company (excluding treasury shares) as of the date of passing of this resolution	Class Z Ordinary Shares	130,094,124 (64.067385%)	72,640,143 (35.773053%)	324,004 (0.159562%)	203,058,271	203,058,271
		Class Y Ordinary Shares	823,662,140 (100.000000%)	0 (0.000000%)	0 (0.000000%)	82,366,214	823,662,140
		Total Number (Class Z & Class Y)	953,756,264 (92.893475%)	72,640,143 (7.074968%)	324,004 (0.031557%)	285,424,485	1,026,720,411

Resolutions			Number of Votes Cast (%)			Total Number of Votes Cast	Total Number of Voting Shares
			For	Against	Abstain
8.	As an ordinary resolution: THAT a general mandate be granted to the directors to repurchase Class Z ordinary shares and/or ADSs of the Company not exceeding 10% of the total number of issued Shares of the Company (excluding treasury shares) as of the date of passing of this resolution	Class Z Ordinary Shares	201,467,287 (99.216984%)	1,271,727 (0.626290%)	318,244 (0.156726%)	203,057,258	203,057,258
		Class Y Ordinary Shares	823,662,140 (100.000000%)	0 (0.000000%)	0 (0.000000%)	82,366,214	823,662,140
		Total Number (Class Z & Class Y)	1,025,129,427 (99.845141%)	1,271,727 (0.123863%)	318,244 (0.030996%)	285,423,472	1,026,719,398
9.	As an ordinary resolution: THAT the general mandate granted to the directors to issue, allot, and deal with additional Shares in the capital of the Company (including any sale or transfer of treasury shares out of treasury) be extended by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company	Class Z Ordinary Shares	132,020,784 (65.016534%)	70,807,440 (34.870678%)	229,024 (0.112788%)	203,057,248	203,057,248
		Class Y Ordinary Shares	823,662,140 (100.000000%)	0 (0.000000%)	0 (0.000000%)	82,366,214	823,662,140
		Total Number (Class Z & Class Y)	955,682,924 (93.081219%)	70,807,440 (6.896475%)	229,024 (0.022306%)	285,423,462	1,026,719,388

Note: Please refer to the Notice for the full text of the resolutions proposed at the Annual General Meeting.

According to the Articles of Association, each Class Y Ordinary Share shall entitle the holder thereof to ten (10) votes, and each Class Z Ordinary Share shall entitle the holder thereof to one (1) vote (i.e. for resolutions numbered 1 to 3, 5, and 7 to 9 above), save for resolutions numbered 4 and 6 above, in which case each Class Y Ordinary Share and each Class Z Ordinary Share shall entitle its holder to one (1) vote.

As a simple majority of the votes were cast in favor of each of the resolutions numbered 1 to 9 above, all such ordinary resolutions were duly passed as ordinary resolutions.

The total number of issued Shares as at the Share Record Date was 427,261,417 Shares, comprising 344,895,203 Class Z Ordinary Shares and 82,366,214 Class Y Ordinary Shares, of which 9,274,916 Class Z Ordinary Shares are reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans. As of the Share Record Date, there were 839,167 Class Z ordinary shares underlying 839,167 ADSs repurchased by the Company pending cancellation, which, for the purpose of the AGM, were excluded from the total number of issued Shares entitled to attend and vote at the AGM. Accordingly, the total number of issued Shares entitling the Shareholders to attend and vote on all resolutions at the Annual General Meeting was 417,147,334 Shares, comprising 334,781,120 Class Z Ordinary Shares and 82,366,214 Class Y

Ordinary Shares. Save as disclosed above, there were no Shares entitling the holders to attend and abstain from voting in favour at the Annual General Meeting as set out in rule 13.40 of the Listing Rules and no person was required under the Listing Rules to abstain from voting on the resolutions proposed at the Annual General Meeting. No party has stated its intention in the Circular to vote against or to abstain from voting the resolutions proposed at the Annual General Meeting.

The Directors, namely Mr. Rui Chen, Mr. Yi Xu, and an independent Director, namely Mr. Feng Li, attended the Annual General Meeting either in person or by means of telecommunication.

Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar of the Company, acted as the scrutineer for counting of votes at the Annual General Meeting.

By order of the Board
Bilibili Inc.
Rui Chen
Chairman

Hong Kong, June 20, 2025

As of the date of this announcement, the Board comprises Mr. Rui Chen as the chairman, Ms. Ni Li and Mr. Yi Xu as Directors, Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Mr. Guoqi Ding as independent Directors.